Filed by Denali Holding Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following is a transcript of a presentation given by Michael Dell, Chairman and Chief Executive Officer of Dell, at the Dell World 2015 Technology Conference on October 21, 2015.

VO: Welcome to the future. Whether you realize it or not, the future starts now. The millions of decisions big and small, the countless realizations of new ideas, the immeasurable number of choices that all happened in this moment will shape the world as we know it, tomorrow and for years to come. Uncertainty, or opportunity. New technologies are giving us the power to not only navigate the chaos, but to define the future ourselves, a future that is flexible and open, scalable and secure, and fueled by cloud, mobility and big data to empower new ways of working. So that cancer researchers in Arizona can shorten genetic testing from two months to 10 days, using advanced analytics to rapidly identify the most effective treatments. So that students at a primary school in Lesotho, Africa, can have access to cutting-edge technology, giving them the opportunity to build the great businesses of tomorrow. So that the Global Aid Organization can harness social data to pinpoint vital information when disaster strikes. Technology is power. The power to innovate. To take advantage of new opportunities. To be nimble and competitive. To transform our organization so that we can transform the world. Technology gives all of us the power to be future-ready. And the future starts now.

Ladies and gentlemen, please welcome Michael Dell.

MICHAEL: Good morning. How did everybody like John Mayer last night? That was a lot of fun. It’s great to be here, and it’s great to have all of you here to join us. It’s a great day to be in Austin. And welcome to Dell World.

I love this because this is the time that we get to be with more customers in the same place than at any time anywhere else. Your participation stimulates us, and your engagement inspires us. It drives our creativity and our innovation. Dell World is your show. We’re here to listen to your insights and feedback, and highlight your achievements. And it helps us help you capitalize on the opportunities ahead. And you know, sometimes we just come together and shoot the breeze about the news of the day.

We made a little news of our own recently. If you think back to when we took Dell private, I kept getting asked if we would still do acquisitions. Well, go big or go home, baby. [applause]

I am so excited. In fact, I am thrilled that we have a definitive agreement to acquire EMC.

I started this company 32 years ago, just a few blocks from here, in my dorm room, building PCs. And as I speak to you here today, with this agreement in place, Dell is set to become an enterprise solutions powerhouse. Together with all of you, we are gonna build the world’s infrastructure for the next 20, 30 years. Can you imagine what you’re gonna accomplish? You’re gonna cure cancer. You’re gonna feed and water the world. You’re gonna create jobs, hope and opportunity on a global scale. We have the vision, the innovation, the market power and the horsepower to help you dream that big.

Dell and EMC are a dream combination. We complement each other beautifully. We bring together the world’s greatest franchises in the technology of today – leaders in servers, storage, virtualization and PCs. No one is more relevant or more able to add value. And we bring together the industry’s leading next-generation solutions, what’s called the Third Platform, the technology of tomorrow: Digital transformation; the software-defined data center; converged infrastructure; hybrid cloud, mobile and security. The combined capabilities of VMware, Virtustream, VCE, Extreme IO, Pivotal, RSA, AirWatch, Nesera NSX, SecureWorks, SonicWall, Boomi and KACE – it just goes on and on. We become a company with a leadership position in 22 Gartner Magic Quadrants. And we can deliver this unprecedented combination of capabilities to current and future customers, to the broadest set of customers around the world.

EMC has an unmatched reputation with large enterprises. Across the Fortune 1000, EMC is at the very top tier for architecting solutions. And at Dell we have unmatched strength in the mid-market and small business. We can fuel innovation across our entire portfolio and across customer segments.

Finally, we are bringing together an unbelievable set of capabilities. EMC is the best company in the industry at incubating new technology. And we plan to mirror the EMC approach of a strategically aligned family of businesses. And that front-end engine will be backed by Dell’s best-in-class global supply chain.

Think about the scale – an 80-plus billion dollar revenue business. The world’s largest enterprise systems company across suppliers, our very important partner network, and our R&D and innovation. This is something Dell is really good at. To put it simply, the best innovation with the highest quality and the greatest value for customers. We believe that a Dell-EMC combination offers unique value, which is good for Dell, good for EMC, and very good for each of you. And all of it under a private company structure. Investing for the long term. No 90-day shot clock. Complete alignment from our customer-focused innovation and investments in R&D, to our leadership and our ownership, 100 percent focused on you.

According to a recent Fortune Magazine survey, 84 percent of CEOs believe it would be easier to manage a private company. Or as I like to say it, EMC – $67 billion. Being master of your own destiny – priceless. [applause]

What can I tell ya? I am all in, completely committed to the success of our new company, our very talented team, our partners, and above all, you, our customers.

When we took Dell private two years ago, we called it the world’s largest startup. When we take EMC private, wow; who had any idea how big a startup could be? The last two years have been fantastic for me. We’ve been able to do so much that makes me so proud, like accelerating innovation. Last year we increased patents filed by 27 percent over the prior year, setting a company record and bringing our total patents, issued and pending, to more than 8,000. There they are – 8,000 of ‘em. Next year we’re gonna need a bigger screen.

This is the result of focused investments in R&D, innovation and acquisitions, totaling some $18 billion over the last eight years. And our position in the market has never been stronger or more differentiated. As I stand here today, Dell is the only provider of end-to-end IT solutions. We are gaining share across our core sectors, outgrowing the market, financially strong, on our front foot, hiring thousands of salespeople around the world.

And our Net Promoter Score, which gauges how you, our customers, feel about Dell, has never been higher. And our internal engagement scores with our team members are also at an all-time high. It’s very clear to us that both you and our team like 100 percent customer focus, and I couldn’t be prouder.

I’m even more convinced that going private was the right decision for you and for our company. And there are more opportunities right ahead of us than I have ever seen, and it arrives every second of every day.

VIDEO: The future is uncharted territory, a fiction waiting to become fact, where the real world and the virtual world will merge, where ecosystems will feed off of data and devices. Intelligence will be ubiquitous. Disruption will be the norm. And a new dawn of possibilities will rise. Sounds like a pretty amazing place. Even better, you are the pioneers who will discover it. This is why you are here, to find a path to what’s yet to be found. But what will you build once you find it? That’s the trillion-dollar question that begs more questions. Will you build a future where technology protects more than it exposes, gives more than it takes away, connects more than it divides? This is why we are here, to help you build a brighter future with technology that does a whole lot of good, not just for the world of business, but the world at large. And we have future-ready innovations to solve your biggest challenges – cloud, security, big data, mobility, and the Internet of Things – all here to help you get there before somebody else does. The future doesn’t care if you’re ready for it. But we do.

MICHAEL: We understand that you feel the pressure of all that future, too. We know this because we spend so much time with you. With the entrepreneurs of the fast-growing companies who are transforming their local markets through innovation and growth. With corporate leaders who are pioneering their way through reinvention. With world leaders coming to grips with a connected planet.

Here you see some logos of some of the companies that we work with around the world. There’s a consensus that time is slipping by, in a world ripe for digital reinvention, and full of digital fear. Startups like Uber and Airbnb are changing industries and delivering modern consumer experiences in a digital way. What about your industry? It’s not if, but when. And in the public sector, you have to make sure that everything works well and that everyone is safe.

Each day technology is driven deeper and further into our lives. Technology doesn’t support the business model, it is the business model. And it’s not just service companies. Product companies are being digitally transformed, as well as smart cars. My Tesla got an upgrade over the weekend; now it can drive itself. Looking forward to figuring out how that works. Smart devices, smart sensors – all these smart things are constantly connected, and through EMC, you will have access to pivotal cloud development platform and services.

Cloud Foundry is the leading open source platform as a service, cloud independent, and it makes walk-in for your apps a thing of the past. In addition, Pivotal Labs has assisted practically every successful web-scale company in Silicon Valley in their software development projects. And they’ll soon be available to help you with your digital transformation.

I know there are a lot of pressures because I hear it from your CEOs every day. Pressure to perform, to effectively manage the operations of the business and reduce costs at the same time, so you could invest and lead the way for growth in the disruption that they know is just around the corner. Or maybe it’s already here.

The Internet of Things is here. Yet IDC estimates that 85 percent of today’s devices are not yet connected. But they will be, and a whole lot more of ‘em. The explosion in devices is really just beginning. Sensors are getting smarter and much less expensive all the time. Bandwidth costs are down 40 times. Processing cost is down 60 times. The Internet of Things is a thousand times more devices, multiplied by a thousand times more applications, multiplied by a thousand times more data. And all of that data has be analyzed in real time – 44 zettabytes in total by 2020. A zettabyte is one with 21 zeros after it. Machine-to-machine communications, artificial intelligence, machine learning, robotics, drones – enormous numbers of sensors. It’s a digital universe, and it’s the next trillion-dollar opportunity for growth in productivity.

Now a key to realizing this opportunity is being able to make sense of all of this new machine-generated data and information. In fact, I believe that the ability of a business to compete will be based on its ability to process and analyze that information. Now for years at Dell we’ve been helping customers to harness and manage and analyze sensor and machine data. In May we announced a new group focused on the Internet of Things, building solutions that span hardware, software and services. And today we are announcing and launching the Dell Edge Gateway 5000 series, purpose-built for building an industrial automation and transportation. Using our KACE agentless technology, we can connect any sensor, any device, to any other endpoint, and to the Internet and your analytics. And we think driving innovation into Gateway is very important right now, because there are gonna be millions of these things.

So let’s talk some more about big data. It’s called big data, but it’s really about big results. It’s about big outcomes and big success. And we’re working with our own IP, and also with our partners, to deliver those results for you. Whether that is productivity growth, sustainability, revenue growth, whatever’s important to you, our Toad software is helping 3 million business users and database administrators manage, analyze and integrate their data across Oracle, DB2, Sequel Server, Hadoop, My Sequel, and many other platforms. Toad, together with Boomi, (Katanga) and Statistica, create a powerful analytics engine. And stay tuned as we add the Pivotal big data suite. Dell Statistica adapts really well vertically to all kinds of interesting use cases in predictive analytics, like improving patient care. And we’ve announced a partnership between Statistica and Microsoft Azure to allow analysts to create insights accurately and faster. We offer digital services to help you understand, build, measure and monetize your social media programs. Big ears for your big data.

Through our vertical services, we are expert at understanding your outcomes and building an analytics engine to meet your needs. Our modernization services help you re-imagine and simplify your applications and infrastructure. And we’re providing the ramps to get off of the aging, obsolete infrastructure in Unix platforms, and onto x86 modern, scale-out, converged infrastructure, seamlessly.

One of our fantastic customers has built a business that is right at the nexus of cloud, big data and mobility, to reinvent mobile advertising. And I am so pleased to have with us today the co-founder and Chief Technology Officer of InMobi, Mohit Saxena.

MOHIT: Thanks, Michael.

MICHAEL: Mohit, great to see you. So we were together just last month in Bangalore, and India is an amazing country. It’s a hotbed of entrepreneurialism. It’s now Dell’s third largest market in the world, which is kind of amazing because, you know, it wasn’t that many years ago it wasn’t in the top 10; so it’s zoomed up. And you’re right in the middle of this. Can you describe – but you’ve got a global company. Can you share a little bit of your story as a founder, and kinda describe the scope and scale of what you do at InMobi.

MOHIT: So we have a very different directory what the rest of the companies you may have heard of. We started from Asia, from India grew into Southeast Asia, then Europe, Africa, and then two years ago we enter USA. And now we are knocking at the doors of some of the biggest mobile ad network, like Google and Facebook. In terms of scale, we have our own 1.4 billion unique user, and we are servicing our customer in 192 countries ((crosstalk))

MICHAEL: Wait, wait, wait – 1.4 billion unique users? How many are there potentially?

MOHIT: No, these are absolute 1.4

MICHAEL: I mean but, like in the world. You know, what’s the

MOHIT: I think the only company that is bigger than us in terms of reach, and that is our benchmark, is Facebook, obviously, and I think they are 1.5 to ((crosstalk))

MICHAEL: Okay, so you’re getting pretty close.

MOHIT: Yes. And then we are one of the largest ad network in Asia, Middle East and Europe, and we are on ((unintelligible)) in US as we speak.

MICHAEL: That’s fantastic. And great to see how your business is thriving, and we’re so pleased to be a part of that. So what new opportunities are you pursuing, and you don’t seem to be limited too much, but what’s holding you back?

MOHIT: So I think, you know, like any startup, we have our growth pain, you know. We started small, and the whole team was beg, borrow, steal. So it helps you in grow in all direction, but very soon we end up with a scenario where I’m running network from 1 gig to 10 gig; (our servers some storage is not right, some of our competition is not right.) And I remember meeting Dell India team. And I told them three years ago, You know, I may be very small, but I may build a billion-dollar company in three years. And they believed me. And right from that day, they sat with us, and we are at the point we have completely overhauled, and at this point of time InMobi’s a completely Dell shop. And we work together as a team because they understand in today’s world the software and hardware are not two unit; they have to work together in conjunction. So I’m really glad to have a partner like Dell, and spreading our operation in seven continents now.

MICHAEL: Well that’s very exciting. So in addition, you know, what else have we been able to do to help you grow?

MOHIT: So I think, you know, when we (write) user understanding is all about crunching the data. And you were talking about the big data. What we believe is mobile advertising at this point of time is broken. You know, because we take care of advertiser, we take care of publisher, but the most important (in today’s) user, not too many companies or not too many people think about it. So what we want to do is basically we want to deliver a very beautiful relevant experience to user, which is based on his past experiences in the current context, and with the ability to predict future. It sounds very simple, but when you do this, we have to crunch (terabyte) of information almost at a real time basis. And it’s not only at one place; you add the complexity of geography and regional flavor to it. I think it’s really rocket science. And we are working very closely with Dell. How my software and hardware together can work in conjunction where I can leverage the (storage) computer network to the maximum potential and deliver the promise that we are promising to our user.

MICHAEL: That’s great. So you’re moving into this behavioral space.

MOHIT: Yes, yes.

MICHAEL: And as a leading technologist, I mean what do you see as the greatest next opportunity?

MOHIT: So we have a ((unintelligible)) that we coined ourselves. So I think Google will change the world on ((unintelligible)). Then Facebook came and they, once again, changed the world based on the social graph. What we believe is that advertising needs to be about your emotional state. There is a connect that you can have with the object, a thing or discovery, and what we are trying to do is we are trying to build an emotional graph of every user that we see on our network and that we interact. And it is like mapping a profile, which is not only a big data, but a very different and extreme level of (advanced inferences) on top of it. So I think we need to push our software and hardware and everything to the challenge, and all this needs to be done in a millisecond in a mobile world, and that’s what our next gig is going to be.

MICHAEL: Very exciting. Well we want to support you in achieving that goal, and thank you very much for the partnership.

MOHIT: Thank you.

MICHAEL: Thank you. [applause]

So this digital transformation is a really big deal, and CEOs all over the world, in every industry, are thinking about it. In service industries, they’re thinking about the transformation in the delivery of new consumer-oriented mobile experiences. Product industries will be transformed through smart devices all connected, leading to an Internet of Things. And competitive advantage will be based upon analyzing vast quantities of information, often in real time, and being able to deliver new insights and business opportunities. So when these technology shifts occur, and when they’ve happened in the past, those who haven’t moved fast have not done well. In fact, since 2000, 52 percent of the names on the Fortune 500 are gone.

Now switching from my thoughts on CEOs, I want to move to the Chief Information Officer, the CIO. All of this creates a huge problem. The business must become digital. It’s a huge transformational task, and that comes at a cost. At the same time, the existing applications and infrastructure must be kept running, but at dramatically lower cost, thereby helping to fund the digital transformation. So how do you drive out cost from the existing infrastructure underneath it, and all those applications and the traditional data center apps? It’s really all about a more efficient infrastructure, reducing both CAPEX and OPEX.

Now in that infrastructure, in that data center, the anchor tenant is compute – a virtual machine, a container – has to run on something, and it runs in a server. That’s why server innovation is so important for us and for you. We’re closing in on number one share in x86 servers. Our thirteenth generation PowerEdge, our best yet, is doing extremely well. And I want to thank you for all the support for that business – fantastic business. We’re continuing to invest and innovate in our server platforms. Our Dell data center scalable solutions meet the specific needs of Web-tech, telecommunications, cloud service providers, hosting companies, oil and gas, and research organizations. Our DSS 7000 is the industry’s densest storage server – 720 terabytes in a single 4U chassis. We’re also introducing new 1U and 2U servers in the DSS line, maximizing operational efficiency and performance. And as storage and networking virtualize onto standard hardware platforms, we are leading the way here as well.

The other big tenant in the data center is clearly storage, and we have a great storage business, and we’re fully committed to all of our products and solutions going forward. With the EMC acquisition, we’re going from having a great storage business to having the industry’s biggest, best and most innovative storage business. We’re introducing tons of new innovation right here at Dell World, and we’re gonna keep it coming. Like our new CS 9000 All-Flash, based on Dell’s thirteenth generation PowerEdge, the industry’s lowest cost per gigabyte for SSD storage in an all-flash array. Strategically, we’re driving hard to converge and hyper-converge infrastructure. The combination of VMware and VCE will only accelerate our efforts, and we’re super excited about the possibilities.

But to be clear, across all of the family of businesses, we are 100 percent committed to open, independent ecosystems. Each of the affiliates has powerful partnerships that drive results, innovation and customer value, and we want to continue to strengthen and invest in that model.

We have a lot of our own intellectual property, and incredible solutions and partnerships across our ecosystem. And we’re not tapping the brakes; we’ve got the pedal to the metal. We’re announcing significant upgrades to our Dell XC series of web-scale converged appliances, done in partnership with Nutanix – integrated compute, storage and hyper-visor. The XC 630 is our newest high-density appliance, the first XC series all-flash appliance. We’re bringing converge to the mid-market in a big way.

And I think you all know, we love small and mid-size businesses. In the United States, there are 28 million small businesses that account for 54 percent of all the sales in the economy. They provide 55 percent of all the jobs in the US economy, and 66 percent of all the net new jobs since the 1970s. It’s the fastest growing part of the market. We see similar trends around the world. And let me tell ya, these customers are awesome.

VIDEO: In Belgium we like to say we were founded on a bike. Our co-founder, Jeff Lebesch, was an avid home brewer. He went on a trip to Belgium where he fell in love with Belgian style beers. They decided early on what they wanted the company to be. They wanted to honor the environment. They wanted to be a business role model. I think one of the things that really sets us apart, it’s easy to say our people, but it’s our ownership – roughly 660 employees and each one of them is a co-owner. That ownership mentality, that high trust that they’re doing the best for the business, sets us apart. We want to be a national brand. A big piece of that is our expansion onto the East Coast with our Asheville, North Carolina, brewing facility. IT really enables us to source, make and deliver really great consistent quality beer.

We’ve been a partner with Dell for over a decade, and they’ve definitely delivered on storage, laptop, server, network, firewall. We’ve really had a good relationship with them.

Using the Dell VRTX solution, we were able to create what we call Brewery in a Box, which takes our computing and makes it mobile. Brewery in a Box allows us to check out our Asheville facility before construction is complete on the facility. We would have had to wait for our server equipment to show up, and then go through and check out all of that equipment, setting us months behind.

IT really helps support the growth of New Belgium by giving our coworkers the tools that they need to do their job in the most effective way.

Success in IT is having our coworkers have a good experience, you know, when they’re accessing their applications, when they’re accessing their files.

Our coworkers are very mobile. They are able to just take a laptop, dock it into a space and be able to bring it right up on the monitor without plugging in and unplugging a bunch of cables. There isn’t a facet of our business processes that technology doesn’t touch. From our sales force, which we affectionately call beer rangers, they have mobile devices where they can go in and sell in new brands to the automation of the process. From that system, we can open valves, close valves; we can monitor temperature in a vessel, tank levels. We automate the process so that we’re able to keep quality and keep loss down in our system. We’ve moved towards Dell in the sense that they’ve been able to bring somebody on site, right-size the solution and future-proof our solutions.

We’re gonna continue to grow, and we’re really looking for someone that’s gonna be shoulder-to-shoulder with us, and growing our business, implementing our strategy as well as helping us, which frees us up to do more value-add work. Each generation gets better and better, and it just really aligns with our goals as a company.

[applause]

MICHAEL: Now, you know, if I had been a beer ranger in college, this whole thing might have turned out completely differently. We’ve got the New Belgian folks here with us at Dell World, and in the solutions showcase, and kind of helping lubricate some of our events. I know some of you were enjoying Fat Tire beer last night. Anybody have a Fat Tire last night? [applause] All right. Fantastic. And Travis and Jake, you guys are here with us. Why don’t you stand up and wave to the crowd here. [applause] Hey guys, when all this is over, I want to party with you guys, so.

Look, it’s a great story. And what you see with these smaller companies is they’re often very early to adopt new technology. And it makes perfect sense, because they don’t want to be in the IT assembly business. This is why converged solutions are so great. They plug in a box; they’ve got compute, storage, networking, and all they worry about is their business.

So in summary, with servers, with storage, with converged infrastructure, we have a great platform for the data center of the future. But the data centers are becoming private clouds. There’s a layer of automation on top of the infrastructure that’s automating all the processes in IT and making it self-service and frictionless. And these private clouds, the applications deployed in them, will be complemented by a range of softwares to service, and public cloud services. And we believe the data center of the future, the hybrid cloud model, will rule supreme. Our combination with EMC will make your inevitable journey to the hybrid cloud better, easier and faster. And more importantly, it will be cheaper – we estimate 24 percent cheaper. At Dell we’ve long been a leader in the cloud. We are number one in cloud infrastructure. IDC estimates that worldwide cloud infrastructure grew 13.7 percent, where Dell grew 17.3 percent. And we have it all to tailor hybrid cloud solutions to your outcomes.

And now we’re looking at expanding that portfolio just a little bit. Think about VMware, VCE, Virtustream, RSA, Pivotal, Data Domain, Extreme IO, Isilon, and a game changer called DSSD. We are innovating within and between the clouds, to move your information seamlessly and securely across the apps and platforms. We’re powering the public clouds, and partnering with all major cloud providers – Microsoft Azure, Google, and Amazon Web Services. We’re powering the private clouds, optimizing all of the best private cloud platforms with engineered solutions – Microsoft cloud platform system, first with VMware EVO-RAIL, and first with Red Hat OpenStack. We support all the major cloud stacks – Microsoft, VMware, and OpenStack.

Now one example of this is the Fujian University in China. They needed a high performance cloud platform to mine and analyze real-time data on row usage. Traffic was terrible. The university built an end-to-end Dell cloud platform, using our Dell PowerEdge, storage and networking, and the VMware V-cloud. Traffic got a whole lot better, using a converged platform that’s less expensive to run and to manage. They call it the Smart City Transportation Strategy. But it runs on Dell and VMware.

Seamlessly integrating both the private and the public cloud infrastructure is critical for both security and access to data. But seamlessly integrating applications in the private and public cloud is even more important. Dell Boomi leads the way with cloud data integration and API management. Boomi delivers 1.6 billion cloud integration processes per month, 30 times more than the next nearest competitor.

One fast growing company, DocuSign, is driving hard with a cloud-first strategy. As it was growing, it ended up with application sprawl – Zuora, Salesforce, some of its own applications for product refunds, Anaplan, NetSuite. They had end-to-end cancellation and refund processes, and financial forecasting and modeling that were difficult, putting all these together. There were errors, inconsistencies, and data was hard to report. They deployed Dell Boomi’s integration platform as a service, and they’re now processing 50,000 documents each day across all cloud platforms. Delighted customers get refunds in hours instead of weeks. With access to real-time data, sales and leadership can forecast. And we recently announced a partnership for us to package DocuSign as part of our solutions. It’s a great offering that is reinventing the business model for document-heavy industries. And we’re also an investor in DocuSign through Dell Ventures. And I’ve just loved seeing what this very innovative company has done. Keith Krach, DocuSign’s CEO, is here with us today. Keith, great to see you. [applause]

I am very proud of the relationships that we have with companies like DocuSign, Uber, Salesforce.com, Tesla, Workday, Dropbox, Service Now, Ultimate Software, and thousands more. These fast-growing entrepreneurial adventures are at the heart of the digital transformation.

Business mobility is about realizing opportunity and overcoming challenges, satisfying customers, maximizing talent, and keeping ahead of the competition. It also impacts how the applications are designed and built, and how they’re managed. And we continue to focus on advancing personal and workplace productivity and achievement. Data isn’t mobile. It’s locked—Data is mobile; it is not locked in a device. We have to help our customers figure out how to support this in a secure, managed and reliable way. Dell KACE already make us a leader in that category. And now imagine how AirWatch will align. It’s quite powerful. And with Wyse and the virtual desktop technology, we are in a number one position in virtual PCs, with a lot of synergies and a close partnership with VMware.

And to that, we also bring the PCs, the tablets, the displays, the Windows 10 and the Intel ecosystem, and all the innovation that you need for your people to do their very best work. PCs are core to our strategy, and we are fully committed to the PC business. There are 1.8 billion PCs out there in the world, and they are deeply imbedded in the infrastructure of how our world works and how actual work gets done. Six hundred million of them are more than four years old, and we’re ready to meet that demand on a global basis. For example, we now have almost 12,000 Dell exclusive stores in China alone. And we’re giving people a lot of reasons to upgrade.

We’ve been working very close with Microsoft on the development of Windows 10 for the past couple of years. And just a couple weeks ago, I was up in New York City for the launch of the new XPS lineup. Our new machines are beautiful. They are sleek, powerful, fast, big beautiful displays, with the smallest form factor in the market. Our XPS 15 with Windows 10 may be the best PC ever made. Great innovation, and great value. And we were the fastest growing major PC vendor last year. And in the latest quarter, we outgrew our PC competitors, including HP and Lenovo. Our eleventh consecutive quarter of year-over-year share growth.

We are experts at helping our customers make a smooth transition to Windows 10, and we wrap it all with unparalleled support services for your mission critical systems, from the desktop to the field to the data center, including Pro Support and Pro Support Plus, available around the clock and around the globe. Pro Support covers 99 percent of the world’s GDP, in over 120 countries, in 55 languages. Globally we support over 111 mission critical systems, with more than 600 parts distribution centers, 2,000 carry-in centers, five global command centers, and more than 24,000 field deployed support engineers.

Pro Support Plus is powered by our support assist technology. Using an Internet of Things support architecture, this is the industry’s first and only predictive capability for end-user devices. And today, we are very proud to announce our Pro Deploy Enterprise Suite, deployment services as well as full training and certification. Expert deployment means that you can spend 91 percent less time on projects, and save $2,000 per deployed device. Now we can also own your entire environment and run it for you as a service. With Dell Financial Services, CAPEX becomes OPEX.

Now CIOs are given a very difficult job, leading the digital transformation and funding it from efficiencies as you move to the hybrid cloud. But if you bet on Dell, we can help you navigate both your digital transformation journey and your journey to the hybrid cloud. One customer who’s bet big on Dell to deal with these pressures is Javier Polit, the CIO of the Bottling Investments Group of the Coca-Cola Company. And I’ve asked Javier to come out on stage and share his story with us, so please join me in welcoming Javier to the stage. [applause]

Javier, so you know, you’re here in Austin; I see you got some new boots. That’s pretty cool.

JAVIER: I did. I thought it’d only be appropriate to wear boots when in Texas.

MICHAEL: So now you’re an honorary official Texan… Thank you for being here. Tell us a little bit about the Bottling Investments Group of Coca-Cola and, you know, share with the folks at Dell World what you guys do.

JAVIER: Sure. So, when you look at the Coca-Cola system around the world, we operate in every single country today, except North Korea and Cuba at the moment.

MICHAEL: They’re missing out.

JAVIER: They’re missing out for sure…

MICHAEL: Not just on Coca-Cola, but a few other things.

JAVIER: That’s very true. And when you look at that system, we have 200-plus bottlers around the world. The Bottling Investments Group is a consortium of about 19 of those, from China to the Middle East to Africa, South America, all continents. And on a daily basis, worldwide we serve 1.9 billion occasions of happiness, refreshing the world, and the Bottling Investments Group, we’re about 15 percent of that daily volume.

MICHAEL: 1.9 billion a day.

JAVIER: A day.

MICHAEL: Wow, that’s a lot. So, tell us about some of the opportunities and challenges that you face in accomplishing that pretty awesome achievement.

JAVIER: Yeah, you know, and you always gotta look at the globe and look at the lowest common denominators. When you look at countries like Myanmar, old Burma that we’re working in today, you’re always consistently asked to do more with less. And what are those big bets that you want to look at from a business perspective that are gonna create the pockets of growth, pockets of revenue? And looking at technology in different countries, you gotta make sure you understand the P&Ls. A solution that we may implement in Germany may not necessarily be the right one in Cambodia or Vietnam. So there’s a lot of challenges. But what’s exciting, too, is in the parts of the world that we operate in – the Asia PAC region – there’s a lot of technology, and I think in a lot of cases those consumers dictate how we behave and how we’ll offer things in the future. And one of the big mantras for us is to really focus on velocity, agility and flexibility, and delivering solutions quick to the business has been very, very important to us.

MICHAEL: Fantastic. And can you share a little bit about how you’ve partnered with Dell to drive the solution going forward?

JAVIER: Yeah, absolutely. It’s been a great partnership with Dell. We looked at our landscape in North America and we had over 600-plus locations, and we teamed up with Dell to start providing us field services. And what we did is we agreed to sign some of those savings into the business and introduce money back into our brands, giving them more oxygen, as we say, and also move some of those resources into the sales organization. And now we’re looking at Dell for hybrid technology, cloud technology as well, and several other parts that we’re in RFP with you right now, so. But we’re excited. It’s been a phenomenal relationship. Some of the things that you let us do – and you’ve talked about the 90-day slingshot and not having to worry about that – we transformed our sales force automation platforms in North America using your technology. But we had a lot of demand for our sales associates, close to 10,000 of them. You let us into your R&D lab, we designed what we needed together, we’ve gone to market with it. It’s been a huge, huge win for us. It’s been a phenomenal partnership.

MICHAEL: And I remember when I came to see you, you mentioned a company to me called Virtustream.

JAVIER: That’s correct; that’s right.

MICHAEL: And now this is all part of the, you know, the big announcement that we made last week. As a CIO, give us your perspective on that.

JAVIER: I think the Virtustream solution, prior to your announcement of acquiring the tentative agreement with EMC, is just a disruptive technology. It’s a technology that for large enterprises, it allows you to monitor utilization of your systems, the consumption of your systems. No different than when you’re at home. You leave the house, you turn off the power, you don’t pay electricity. Same thing with Virtustream. It allows us also to understand what’s happening at our business at certain times of the day. You get information in regards to what processes, what applications are running, and it really gives you some good insights as to what’s happening in different geographies around the world. So it’s been a phenomenal, phenomenal complement to EMC and now to Dell.

MICHAEL: Fantastic. So what are some of the great opportunities that you see going forward?

JAVIER: I think when we look at our global landscape holistically, I think you have to wake up with a sense of urgency that you’re always behind in our industry. And I think when you look at the Internet of Things, or some people also refer to it as the Internet of Me, I think the new technologies that we see, you talked a lot about sensing technology. We’ve gone to market with some of our partners and put sensing technology inside their theme parks to help them understand crowd sourcing, understand where the movements are, what are the opportunities for us to create occasions. Right? We’re looking at sensing technology in our coolers to understand traffic going by our coolers, how many door swings. Or even, with sensing technology in these coolers that aren’t smart, you can put cameras inside them and understand now, instead of going to a cooler and not understanding what the needs are from a replenishment perspective, you have clear visibility. It’s a very, very interesting time in our industry. And in certain parts of Asia, we’ve teamed up with small companies, as well in that part of the business when you have indirect markets. If you look at Hershey or the Coco-Cola Company, we’ll provide our products to a distributor and that distributor will then take it to thousands of outlets. Sometimes you don’t have visibility. Now we’ve built solutions where the consumer integrates our FSA solution onto their smart device, places an order, and that order goes to a local distributor, one of any four or five distributors. No different than Uber. They pick up the order, and then they actually fulfill the order, which helps us on out-of-stocks; it helps us reduce our supply chain costs. There’s a lot of just phenomenal things right now happening in our industry. And if you don’t wake up with a sense of urgency that you’re behind and that you gotta partner, in my mind, with companies like Dell, with thought leaders that are really innovating. And when you bring together these EMC enterprise consortium as well, it’s gonna be phenomenal. Because you may innovate internally, but you also gotta do industry scans, and you gotta get the best thinkers and the best practices and bring them into your company. And we leverage a lot of partnerships like yours to help us with that.

MICHAEL: That’s fantastic, Javier. You’re jumping all into the digital transformation, and we’re honored to be able to support you. So thanks for being here today.

JAVIER: Oh, thank you; thank you for the time, Michael… [applause]

MICHAEL: Now Javier’s mantra – agility, velocity, flexibility – echoes what I hear every day from many of you. And it’s no coincidence that these are also the tenants of what we call future-ready technology – infrastructure with the ability and flexibility to keep up with the new waves of workloads and changing architectures, deployment and consumption. Being future-ready doesn’t mean just ripping and replacing your existing infrastructure. This is a deliberate approach to building a bridge between the technologies of today and tomorrow to enable business growth and optimize applications and performance.

So we’ve talked about the digitizing of the business. We’ve talked about analyzing big data for competitive advantage. And we’ve talked about the massive efficiencies driving those out of the existing data center by moving to the hybrid cloud environment. But as the business becomes digital and goes online, so too do the bad guys. CIOs can’t make the move to digital and the cloud without a strategy to manage risk inside the business. Digital transformation results first and foremost in data, information insights, and intellectual property, proprietary information, moving across many different networks – applications, clouds and devices. And we see mission critical applications in public clouds, which may or may not offer adequate protection.

Bring your own device means protecting information on devices that you don’t own, you don’t manage, and oftentimes you don’t control. In the API economy, you’re opening yourself up to contractors, vendors, partners, customers, in many new ways. And then think of all the instrumentation of the industrial systems. A modern building might have tens of thousands, or hundreds of thousands of nodes collecting information. And all of those nodes become vulnerabilities in the cyber security challenge. So too the nature of the threat (hackers continues to evolve). But make no mistake, cyber crime is an industry, and it operates at web scale – well organized and well funded, sophisticated and chock full of innovation and talent. We’ve been working for years on these challenges with you, and we’ve built an end-to-end security capability that is second to none.

Our privileged access management solutions provide secure and automated management of privileged accounts. This is where most hacks start. And here at Dell World we’re introducing Dell’s multi-engine Sandbox technology that combines with our best-in-class next-generation firewall and IPS, with the Sandbox technology and integrating it across web and email gateways. We’ve also integrated our Sonic Wall next-generation firewalls, Dell Networking, and SonicPoint Wireless, so that a small business can be just as safe as that big chain store down the block. And we continue to invest in Dell Data Protection and Rapid Recovery. These are cloud enabled and application intelligent. And our KACE appliances can discover, manage and secure any network connected device through our agentless technology. And when it comes to managed security and unified threat management services, Dell SecureWorks stands alone at the very top of the Gartner Magic Quadrant. For more than a decade and a half, Dell SecureWorks has made industry leading investments in threat intelligence.

We today protect tens of trillions of dollars and intellectual property for the world’s largest and most valuable companies. We see over 120 billion network events each day, analyzing them to discover malicious activity and to deliver security counter measures. In the future, by partnering more closely with RSA and AirWatch, we’ll further enhance our security capability to help you protect your environment.

Now with so much innovation to amplify your creativity, we can and we are changing the world. Over the last 32 years, we worked with you to create our evolving industries, organizations and achievements. Since I started this company, Dell has generated more than $900 billion in revenues. And I believe behind every one of those dollars is a customer success. We hold a core belief that the world benefits when we make the power of technology more accessible. And when we get it right, the result is vibrant communities of innovation, economic growth and opportunity. Because being future-ready isn’t just for enterprises; our world must be future-ready. And that’s something we’ve been very focused on, both inside Dell and on the world stage. And to give you some insights on this and our work in this area, please join me in welcoming our Chief Marketing Officer, Karen Quintos. [applause]

KAREN: Thank you, Michael. You know, one of the amazing opportunities that I have as CMO at Dell is to take our brand and the great technology that we build to help all of you not just get ready for the future, but to change the future. I have talked to so many of you over the years that I know share the same values that we do, this passion for making a difference, leaving a legacy. And I constantly ask myself, and I want to ask each and every one of you, how can we and you continue to use technology to change lives, to effectively future-proof our planet, to create jobs? You know, there is no customer set that is more important to the future of this world than entrepreneurs, and in particular, fast-growing entrepreneurs. They create 70 to 90 percent of all of the new jobs. And when people are employed, especially our youth, magical things happen. Innovation occurs, markets are created, and communities are served. Many of you here have this personal experience and you know what I’m talking about. Maybe you’re a founder of a great company, or you’re working for one. Or perhaps you’re using technology to find new and better ways to solve some of the world’s most pressing problems. As CIOs and technology leaders, you are at the epicenter of innovation and entrepreneurship, and at Dell, we have recognized this for years.

Just last month, the most important policy was passed in the history of entrepreneurs. As the global advocate for entrepreneurship at the United Nation Foundation, Michael and the entire Dell company led a movement of 1.2 billion people called Entrepreneurs Unite. We rallied behind the passage of Goal 8, which is this investment in entrepreneurs. And this was a big win for entrepreneurs and a huge win for the world, because as these goals are passed, they will influence policy decisions and drive trillions of dollars in spend over the next 15 years. Many of you here in the audience, many of you, our customers, participated in this process and signed this petition. And on behalf of Michael and the entire Dell global team, I want to give you a huge thank you for putting your muscle behind this movement. [applause]

Because you played this key role in making sure that entrepreneurs around the world get the investments in technology, in capital, and in networks to succeed. And it will invariably pave the way for the next Uber, the next Box.com, the next DocuSign, the next Kickstarter, or even the next Dell, and the millions of jobs that these entrepreneurs will create together.

Thank you again for helping to future-ready our world. Because at Dell, our work on behalf of entrepreneurs has just gotten started. We’ve been on this journey for a while, through the work that we are doing with our Dell Ventures, where we’re bringing access to capital; through our Founders 50, where we’re providing mentoring and training to some of the fastest growing technology startups in the world. And through our Dell Women’s Entrepreneur Network, we are continuing to put our resources and our talent and our technology to enable the fastest growing part of this sector – female entrepreneurs. And we will stay ahead of these trends and we will continue to advocate on behalf of entrepreneurs through our Entrepreneur-in-Resident program that is led by Elizabeth Gore. Because we absolutely know that the way to change the world is by supporting and enabling these great ideas.

VIDEO: You want to make the world a better place, but where to start? Helping all the causes that matter can spread yourself too thin. But what if you supported ideas instead of causes, ideas like a mobile food cart business, and then that business grew, giving more kids access to better food, which made them better learners at school, which empowered them to grow up to create more future-changing ideas. Ideas that improved education, healthcare and the environment in ways never thought possible. When you support ideas, you help every cause. That’s the power of entrepreneurship. Join us in helping to enable the next billion entrepreneurs, because they are the driving force behind job growth, innovation and a future-ready world. Find out more at Enterpreneursunite.com.

KAREN: You know, another way that we are helping to build a future-ready world is through the innovative approaches that we are taking to responsible business. And to talk more about that, please give me a huge warm welcome to our guest actor and entrepreneur, Adrien Grenier.

Adrian. Nice to see you.

ADRIAN: Hello.

KAREN: Thank you for being here.

ADRIAN: Hello, everyone. I’m glad to be here.

KAREN: You’ve been busy. You’ve been launching the Entourage movie. You’ve been shooting a couple other movies. Been hanging out with Bruce Willis?

ADRIAN: Bruce Willis. I just did a movie in Cincinnati with Bruce.

KAREN: Okay, good, good.

ADRIAN: It’s good; it’s action.

KAREN: Good. And in addition to that, you have been going around the world being our global Social Good Advocate.

ADRIAN: Yes.

KAREN: You and I had this conversation, Adrien, a year or so ago. Why do you care about this platform?

ADRIAN: Well I’ve been doing this work for a long time. And I am really honored, actually, to be Dell’s first Social Good Advocate, and I might add, the best one to date. But I have a real honor to be working and collaborating with you because I can see real scalability to the social good that we’re doing. You know, it’s important to do what you can as an individual, but to really tap into your network and also your real commitment to growing and scaling through technologies and building circular economies, for example, really show that it is possible to merge business with social good.

KAREN: And your mom cares about this platform, right?

ADRIAN: Of course, yeah.

KAREN: She’s been working with you and kinda coaching you on the side.

ADRIAN: She raised me with good values, yes.

KAREN: Good, good. We – you know, one of the questions that I get, Adrian, a lot from folks in the audience is, everyone kinda gets corporate responsibility, everyone gets making the planet cleaner and safer, but how do you actually translate that into business value and results? What are your thoughts around that as you make your way around talking to our customers and other customers around the business value that this really provides?

ADRIAN: Yeah. Well, you know, when we first started talking, I expressed that it was very important to me that this wasn’t just lip service, that we weren’t just talking, that we were gonna do real work and have measurable results. So it was exciting to me to know that you were committed to that as well. But also, to be realistic. I mean we’re all business people and as an entrepreneur myself, we don’t wanna be Pollyanna about it. We want to make sure that we are making money as well as doing good. And so when I see what you’re doing with packaging, for example, where you’re taking 30-plus million pounds of packaging waste out of the waste stream, and also saving $50 million, to me, that’s like, wow, it’s a win-win not only for the bottom line, but also creating human value as well.

KAREN: I think that’s exactly right. You know, we talk about our wheat straw packaging, the work that we’re doing there, how it creates a revenue stream back. We had an opportunity yesterday to have a fantastic set of panelists come and talk to us about the millennials and the fact that the millennials care about this subject and are making job selections based on where companies are at and everything around that.

ADRIAN: Absolutely. And as a millennial myself – am I? I think I am.

KAREN: I think you’re on the edge.

ADRIAN: I feel like one. But we do, have to have our finger on the pulse of the millennials, because they’re going to be shaping the world. They’re coming into their own, you know, riches and they’re going to be spending. So all businesses really are for people; you’re gonna interact with people on some level. Either they’re your employees or they’re buying your products. And if we don’t build strong communities and really cater to a changing mentality, where people actually want change in their world – they want to create value beyond the bottom line – you’re gonna be left behind.

KAREN: Yeah, I agree. So one last final question: You and I were at the United Nations a couple of weeks ago. On stage I was there for Goal 8; you were there for Goal 14, around water. Share with the audience kinda your perspective on what it means to be part of that movement and how it’s really gonna change the world.

ADRIAN: That was an amazing event. Met incredible people, all committed to changing the world. And to be there with you, at the forefront of all of this goodwill, was really exciting. And of course, Goal 8 for entrepreneurship is important to me as well; I know very important to you. Because we are planting the seeds for the future. And people are going to innovate and disrupt not only businesses, but also business as usual, you know, and they’re going to build the businesses and the social entrepreneurships of the future that will not only make money, but will also make a lot of good. And that’s really why I’m here. And by the way, I’d just like to say to you guys, this is – and I’m sure you know this already – but Dell is a very collaborative company, and they actually listen to me. I’m not just a guy who comes up here to talk. I have real ideas that I want Dell to help me realize. So I would encourage you, if you can, if you have the time, you should contact Dell and talk to them about ways that you can actually change your business to do better for people and the planet, because they’re very collaborative and they want to share what they’re learning. Because that, I think, is what it’s all about, how we all come together to do good.

KAREN: Thank you. Thank you, Adrian. It’s been a great, great partnership. Thank you for all your great ideas and everything. It’s been absolutely awesome. (Hear it) for Adrian.

Because here is the truth. We really believe, as Michael said, future-ready isn’t just for business. We all have a really important role to future-ready our world. Thank you very much for being here. And let me bring Michael back out on stage to wrap up the remaining part of the keynote.

MICHAEL: Changing the world is hard work, and you can’t do it alone. It takes partnerships, and sometimes very deep and long partnerships. One company in particular has been with us every step of our journey. And our joint innovation and commitment to open accessible technology has changed the world. And we haven’t slowed down a bit. In fact, we’re as focused on cloud and big data and security as we are on workplace productivity and innovation in the PC. Ladies and gentlemen, it should come as no surprise that that partner is Microsoft. And it now gives me great pleasure to introduce Satya Nadella.

SATYA: Hi, Michael. Real pleasure.

MICHAEL: Thank you for being here, Satya. Now we’ve been working together on a number of things related to the cloud. And I know you had something you wanted to tell the folks here at Dell World, so I’ll let you…

SATYA: Absolutely, absolutely. First of all, thank you so much, Michael, for having us here and having me here. As you said, we’ve been working on many, many fronts for many, many years, ever since you started the company. The thing that’s exciting is what we’re doing in the cloud together. In fact, we designed together this cloud platform system. We’ve had a very successful launch of the premium cloud platform system, and now we’re gonna democratize it and make it more accessible to every business, any size, by bringing a standard edition of it. And the thing that’s exciting about the cloud platform system is we talk a lot about converged hardware. This really brings that and hybrid computing to really everyone. And so the combination of the work that we are doing between Azure and CPS I think is the way to deliver hybrid computing and its future to all our customers.

MICHAEL: That’s right. We’ve delivered a number of these larger cloud platform systems together to some of the world’s largest companies; that’s gone very well. And as you said, now we’re creating this hybrid cloud platform system for Microsoft, integrated with our own Dell cloud manager, and essentially it brings the power of Azure to a hybrid cloud environment.

SATYA: Now that’s exactly right.

MICHAEL: And along with our ability to, with Dell Financial Services, turn CAPEX into OPEX, this is a great way for companies to be able to enter this next stage.

SATYA: That’s right. I mean the vision of distributed computing that we share is that it’s gonna remain distributed. And that’s what we sort of call hybrid today. We need the flexibility. I mean the real world that we all live in needs that flexibility, so that you can take any given workload, run it private, hybrid, public. You may want to even tier one single application across all of those clouds. And that’s the kind of future that we envision, and we have it now, and that’s, I think, the most exciting part.

MICHAEL: Very exciting. We’ve been working on this for a few years and now here we are. Not to take anything away from Windows 10, which we’re also very excited about. And I think one of the things that we’re starting to see, Satya, with the great work you’ve done with Windows 10, is excitement from our corporate users

SATYA: Absolutely.

MICHAEL: about bringing Windows 10 into the workplace.

SATYA: Absolutely. It’s the fastest ramp – you’ve seen more releases of Windows than I have.

MICHAEL: I’ve seen ‘em all.

SATYA: You’ve seen them all. It’s the fastest ramp, unquestionably, on the consumer side. But the exciting thing is on the enterprise side, it’s also the fastest ramp. And I know you have some fantastic data on that, and we couldn’t be excited more.

MICHAEL: Excellent. So Satya and I are gonna sorta hash out the world here. And to help us do that, we’re very pleased to have business and technology journalist, Miss Emily Chang from Bloomberg Television, to help us kind of lead that discussion. So, Emily.

EMILY: Thank you, Michael and Satya, so much for having me. It is great to be here. I thought I would begin by saying that Microsoft’s arguably built the most powerful tech ecosystem in the history of the world. And Dell used to orbit that planet. Now Dell is buying EMC. Microsoft is making PCs. You’re saying, We’re gonna compete with you there, too. So how would you describe your relationship now? Are you friends? Are you frenemies? Break it down for me.

SATYA: Michael, you wanna start?

MICHAEL: Sure. I’d say we’re absolutely friends. You know, look, I think the industry has always been built on, as you mentioned, these ecosystems. And we have been one of the big advocates of open ecosystems. I think it’s very important to understand that customers want choices. And yes, we continue to build capabilities, but customers don’t just want one thing, right. And there are many different types of customers out there in the world. So, while we have worked for years with Microsoft, on Windows and Microsoft Office and many of their great offerings, we also help customers with a variety of other systems and platforms. Now when I look at what Microsoft is doing with Windows 10, and the surface family of products, what they’re doing is they’re pushing Windows 10 into new spaces, and driving the platform forward. And I’m actually excited about that. The reason I’m excited is it’s helping drive the Windows 10 ecosystem faster. You know, Satya’s got some nice products. The volumes are not very high; the prices are pretty high. But it’s great. He’s the ice breaker, and we’re coming in with products that are in volume.

EMILY: How are Michael’s prices? I mean are you using Dell hardware in your… ((crosstalk))

MICHAEL: Satya and Microsoft are one of our biggest customers, so we do a lot together.

SATYA: I think Michael said it right, which is at the core, we are friends. But really, what’s that friendship about? The friendship is about serving our customers. That’s what grounds us, and that’s why Michael sort of talked about all the things that they do beyond just what we do together. And that’s the reality. If there’s one truth I’ve learned, especially serving the enterprise customer, is that you have to live their reality; it can’t be about the geopolitics of our industry. And to me, that’s what guides us, and that’s what guides relevance and success. But to the concrete things – take Windows 10 – our goal, and Michael said this, is to grow the ecosystem, the demand for the PC, invent new categories, stimulate demand. We’re partnered even on surface. So our goal is clearly to make sure that we have a vibrant ecosystem. Because I think a lot of people think about, well the last device has been created. We don’t think so. We’re in the job of creating computers, and so we will keep pushing. And then on the cloud, the same thing now – you know, where we started now to build this true hybrid computing. And Michael talked about all the other things that Michael will do, along with EMC. But we believe that by providing the choice that speaks to the realities of our customer, we will not only drive our partnership and our success, but more importantly, address the needs of the customers.

EMILY: So, if the cloud is the future, and everyone is fighting for a piece of that territory, and Amazon is making it pretty easy – they say it’s secure – how much success are you seeing in taking customers from AWS, or convincing customers not to use AWS?

MICHAEL: I think, you know, we see a world of many clouds, right? So there are public clouds, there—softwares to service, there are private clouds and on-premise workloads. If you look at the enterprise workloads, you have about 160 million of these in the world. And roughly 10 to 15 million of them exist today in what’s known as the public cloud. The rest of them are on-premise or in some kind of privately managed environment. And, you know, the vast majority of those are virtualized. What we see is that virtualization and the automation of these workloads allows the management of IT to be extrapolated up to a higher level, where you’re managing at the application, user, workload and security level. And so if I supply equipment into Satya’s Azure cloud, or I supply it to a customer who runs Azure on their premise, if the software’s the same, there may not be as much of a difference in the benefits of one versus another. And each customer may have a different set of requirements. And as I said earlier, I think the ultimate supreme answer here is the hybrid cloud. You’re not gonna have everything going one way or the other.

EMILY: So Satya, how should we think about the size of your cloud compared to something like AWS?

SATYA: Yeah, when I think – one thing that’s true is the public cloud adoption has taken off. Amazon clear—you know, it’s basic. I like to sort of think about this now; it’s a Seattle race. There is Amazon clearly is the leader, but we are number two. And we, you know, we have a huge run rate. All our product cloud business, last time we talked about, was over $8 billion of run rate. So therefore we have, you know, we’re the biggest (SAS) render today. And it’s no longer about somewhere in the future; it’s just that we have a lot more revenue than $8 billion. But just by itself, we would be the biggest SAS company. So we have great traction, if you run a million machine-plus cloud already. So the question, though, is what Michael was saying: What’s the future? Is it just all public cloud? I think that would be too narrow a view for the future of distributed computing. In fact, I think I was reading somewhere, I think it was the Gartner Report, which said 10 percent of the customers believe they’ll be only cloud, and 10 percent of the customers believe they’ll only be on-premise. That means most of them will be hybrid. And if that is going to be the reality, you need to be able to account for it. Even today, I think there are approximately 8 million or so servers sold each year. And you count all the hyper-scale people, like us and Google and Facebook and Amazon – this is not just for cloud infrastructure; for all our needs – it’s probably 2 million. So there are still, as we speak, this calendar year 6 million servers being sold in the world. And that infrastructure requires new approaches. It’s not that we will just do the same thing that we have done in the past. And that’s where the hybrid infrastructure I think is gonna play a significant part.

EMILY: And does Amazon, though, spoil the margins for everyone? Does the software industry just enjoy slimmer margins than it has in the past?

SATYA: I look at this – I don’t come at this by starting with margins. Because I think if there’s one thing that all of us have lived in tech, is how do you grow the pie? What matters to me is the magnitude of revenue and the impact it can have. I mean think about the cloud. I grew up in our server business. I dreamt of selling lots of small business servers. In fact between Michael and us, we did a lot of that. But now we have 50,000 customers each month, small businesses, signing up for Office 365. When they do that, what do they get? They get Skype for Business, which they never bought. They get Exchange, which they never bought. They get the power that used to be perhaps mid-market and up; now everyone, not just in the United States, but all over the world. I look at that and say, Wow, that’s a dream come true for me, having lived through the beginning of that cycle.

MICHAEL: Yeah, I think Satya’s making a very important point. Which is as technology is more easily accessible, the available demand expands. So think of technology as a gas; it fills the space available. And I think you’ll find all kinds of – we’re already seeing it, in both of our businesses – new applications, new uses, new creativity. Think about all these enormous number of devices that are being connected together. All of this has to be turned into results and outcome and success for businesses. So it’s not really just looking at today’s environment moved to something else, because the whole world keeps changing.

EMILY: So, curious, when you guys decided to get into laptops, did you call Michael and give him a heads-up?

SATYA: That was before me.

EMILY: Okay. What was your reaction when you found out?

MICHAEL: Well, I wanted to understand what they were doing and why they were doing it. And, you know, when we understood that the intent is basically to drive the platform – and as I call it, the ice breaker strategy, push into new territory and then we come in with a product that is, let’s say, more affordable but we can sell 100 times more – great, that works.

EMILY: So, we’re seeing Dell make the biggest tech deal in history. Microsoft, on the other hand, has done a lot of smaller deals. Why? Why not a bigger deal? Do you think it’s too risky?

MICHAEL: This is the stuff she lives for.

SATYA: I just – I mean I don’t start by thinking, god, Michael did a deal last week; I should do a big deal tomorrow. I mean that’s not – that’s not the way I think.

EMILY: Is it something you would consider? And under what circumstance?

SATYA: You know, to me – we have a very clear vision of what it is that we are trying to get done. And I want to stay true to that. We absolutely – the biggest bed we have is our organic bed always. (I think) that’s true even for Michael. And then on top of that, we’ll look at any opportunity that fits with where we want to get to. What is it that we can uniquely do? If anything that I ask myself each day is, I don’t want to be in every part of the tech industry. I want to be in things that are big addressable markets, where Microsoft has a unique contribution to make. Because I think that sense of purpose and identity is what makes companies successful, not just doing everything. And so to me, that’s what will drive whatever we do organically and whatever we do inorganically.

EMILY: So on that note, we’ve been talking a lot in Silicon Valley about the unicorns and these valuations which are going up and up and up. What do you see there?

MICHAEL: I think there are some different things going on. Clearly, when you – when IT moves just from the realm of making companies more efficient at doing the old things, into this digital transformation, it is a game changer for new industries. And so you see these new companies being created. Are all the valuations making sense? Are they all gonna work out? You know, probably not. But there are some fabulous new companies that are being created, and so I wouldn’t overlook that.

EMILY: But Satya, say there’s 150 unicorns over a billion dollar valuation. Are they all – how many of them are real? Are we in a bubble?

SATYA: The thing is, I think both sides of this argument have their point. I mean there’s this book that I read – it’s I think by—the name of the person is (Corletta Poraz), and she’s written a fantastic book around the natural business cycles or financial cycles that in fact fund technology. I think it’s been true from the Industrial Revolution to today, where you have these booms and busts. During the boom, because nobody wants to be left out, there’s over-funding. But the beauty of over-funding is lots of ideas get to flourish. And out of that, there will eventually have to be a correction, a bust, but there will be, out of these 150, 10, 15 – who knows? – very successful companies. That I think is what’s great about the American entrepreneurial system. That’s what I think has fueled the competitiveness of this country. So I think we should celebrate that. Now, investors have to have caution, because you’ve got to really make sure that you know that there is a boom and there is a bust and these cycles are always gonna be true in our economy.

EMILY: And where are we now?

SATYA: Well, if I could time that, I wouldn’t be sitting here.

EMILY: Okay. Well you did invest recently in the most expensive unicorn of them all – the most highly valued unicorn of them all, I should say – and that’s Uber. Why does an investment in Uber make sense for the future of Microsoft?

SATYA: We have a partnership with Uber around, it started with what we’re doing around mapping. Because we, you know, had some assets in mapping, and we realized that there will be others; both the car companies as well as companies like Uber now, have deep interest in mapping and we want to partner with them. There are things that we can still provide, where we’ll both be customers of the mapping providers as well as partners of mapping providers. And so that’s what led to us having an investment and a strategic partnership with them, and so that’s the strategic rationale for it.

EMILY: Now I wanna talk about

MICHAEL: And it runs on Dell, by the way.

EMILY: Windows 10 also runs on Dell, and I would love to get an update from you guys about Windows 10, how well you think it’s going, and if we can get to your goal, Satya, of a billion devices in, what is it, a couple years?

SATYA: Yeah. And Michael said the same. There is a billion – 1.8 billion PCs. I mean it’s everywhere. It’s in the fabric of the way the world works. We – and I think, what, 600 million, 700 million of them are four years old. So I think that this cycle – first of all, we are off to a fantastic start on the consumer side, as well as from the enterprise side; that’s the exciting part. And we now are really looking forward to the next year, to get the deployments, get the new computers, and new forms of computing, which, you know, comes through with Windows 10, broadly deployed. And I think we are well on our course to the goal of getting a billion PCs to Windows 10, and of all, you know, forms in the next couple of years.

MICHAEL: I think Windows 10 is the best Windows we’ve ever seen. We’re seeing a more rapid adoption of Windows 10 than

EMILY: How much more rapid?

MICHAEL: I can get you some numbers on that, but I don’t have them off the top of my head. We’re seeing more rapid uptake of Windows 10, certainly in consumer and small business. What’s interesting is the enterprises are pulling Windows 10 in and they’re starting to plan their deployments next year, second half of next year. The interest in Windows 10 in enterprise is far greater than we or I think others might have anticipated. When we were talking a year or so ago about the XP refresh, nobody was saying, Oh and then in the second half of 2016 we’re gonna go to Windows 10. Well that’s sort of the topic that everybody’s talking about in enterprises.

EMILY: Now, I want to close by talking to you about where you both come from. You come at this from different perspectives. Mike, you are the founder of this company. You’ve been CEO for 30-plus years with a respite, a brief respite in between. Satya, you were at Microsoft for decades, but you’re a new CEO here, a year and a half in. What advice do you have for each other?

SATYA: I think, Michael, you start ((crosstalk))…tenure first.

EMILY: You are friends, we established.

MICHAEL: Well Satya and I speak pretty regularly, and, you know, I think I’ve benefitted from some of his advice and hopefully he’s benefitted from some of mine. We’re not gonna tell you about those private… But the good news is there’s a tremendous amount of respect, you know, I think going both ways. And we both have a long-term perspective about our companies, about our industries, and most importantly, how do we work together to benefit our customers.

EMILY: Satya.

SATYA: I mean I think the thing that great partnerships always start with I think even great relationships between people who lead these companies. And I, you know, the first—when I became CEO, one of the first calls I made was to Michael. And Michael’s not just a partner, he’s one of the founding persons of this industry, and to me, his advice and his take on where we are going matters a lot. And we continue to do great work together. And more than anything else, there’s this one thing that Steve said to me on his way, you know, when he was done at Microsoft, which I think always rings to me as the advice for any CEO, which is, be bold and be right. And I keep thinking about it. Oh my god.

MICHAEL: And don’t screw it up.

SATYA: And don’t screw it up. And so that’s the advice I think we give each other.

EMILY: All right. Michael Dell, Satya, Nadella. An honor to be here; thank you so much.

MICHAEL: Yeah, thank you, everyone.

SATYA: Thank you so much.

MICHAEL: We’re out of time here. Emily, Satya, I want to thank you for joining us.

EMILY: Thank you, everyone.

MICHAEL: And thank you all again for the investment of time. We are thrilled you all are here. And have a fantastic Dell World.

END

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